Exhibit 10.26

                              EMPLOYMENT AGREEMENT

     AGREEMENT, entered into as of the 8th day of January 2002 between Imagistics International Inc., a Delaware corporation ("Company") and Joseph W. Higgins, currently residing at 17 Spring Valley Road, Ridgefield, Connecticut 06877 ("Executive");

     WHEREAS, the Company desires to employ Executive as its Vice President, National Sales upon the terms and conditions set forth herein and Executive is willing to be so employed;

     NOW, THEREFORE, in consideration of the promises and the agreements contained herein, the Company and Executive hereby agree as follows:

     1. Term of Employment. Company shall employ Executive under this Agreement, and Executive hereby accepts such employment, for the period commencing on the date hereof (the "Effective Date") and ending on the third anniversary hereof, unless Executive is given notice by Company of its intention to extend or renew the term of this Agreement within 120 days of the expiration of the initial term, or unless the Agreement is terminated sooner in accordance with the provisions of Section 7. The initial term and any renewal term shall be referred to as the "Term of Employment".

     2. Position and Duties. During the Term of Employment:

     (A) Executive shall serve as Vice President, National Sales for the Company, and shall have such authority and duties (the "Duties") as may be assigned to him from time to time by the Chief Executive Officer of the Company (the "CEO"), commensurate with such position and title. Executive shall report solely and directly to the CEO.

     (B) Executive will devote all of his business time and attention to the business of the Company in performing such Duties and promoting the interests and goodwill of the Company.

     (C) Executive may serve on corporate, civic or charitable boards or committees, deliver lectures, fulfill speaking engagements, teach at educational institutions or manage personal investments, provided in each case that such activities do not individually or in the aggregate interfere with the performance of his Duties under this Agreement.

     3. Base Salary. Commencing as of the Effective Date, the Company shall pay Executive an annualized salary of One Hundred Seventy Five Thousand Dollars ($175,000.00) (the "Base Salary") in accordance with its regular payroll practices, subject to applicable tax withholding. Base Salary shall be reviewed at least annually for increase in the discretion of the Board of Directors of the Company (the "Board") after consultation with the CEO. Base Salary, as adjusted, shall be considered the new Base Salary for all purposes of this Agreement and shall not thereafter be reduced.

     4. Annual Cash Incentive. Executive shall be eligible for an annual performance cash bonus ("Annual Bonus") in accordance with the terms of the Company's Key Employees' Incentive Plan, as it may be amended or restated from time to time ("KEIP"). With respect to each fiscal year ending during the Term of Employment, such Annual Bonus shall range from 0% to 70% of the Executive's then Base Salary (70% being the "Maximum Annual Bonus"), with a target equal to 35%
of the Executive's then Base Salary (the "Target Annual Bonus"), based on both the individual performance of the Executive and the Company's performance all as determined by the Committee in its discretion. To the extent earned, Executive shall be paid his Annual Bonus at the same time that other senior-level executives receive their awards.

     5. Long-term Incentives.

     (A) Option Grant. As an inducement to Executive to enter into this Agreement, Company shall grant to Executive, as of the date upon which initial grants are made to other senior executives of the Company (the "Initial Grant Date"), an Option to purchase shares of Common Stock in an amount to be determined by the Board (the "Initial Option") in accordance with the terms of the Company's 2001 Stock Plan, as it may be amended or restated from time to time (the "Stock Plan"). Such Options shall vest in thirds upon each of the first three anniversary dates of the Initial Grant Date, and shall be fully vested upon Executive's death, Disability or a Change of Control. Although Company and Executive intend the Initial Option to be in lieu of normal annual or other option grants through the end of 2004, the Committee may at any time in its discretion consider Executive for possible future annual or other grants of Options (such Options, collectively, the "Subsequent Options") and, commencing in 2005, shall at least once during each year consider Executive for a grant of a Subsequent Option. The terms of the Initial, and any Subsequent, Option grant shall be set forth in written option agreement between Company and Executive.

     (B) Restricted Stock Award. As of the Initial Grant Date, Company shall grant Executive shares of restricted Common Stock in an amount to be determined by the Board ("Restricted Stock"), in accordance with the terms of the Stock Plan. Such Restricted Stock shall, subject to Executive's continued employment by the Company, vest in its entirety on the third anniversary of the Initial Grant Date and shall be fully vested upon a Change of Control. Executive shall have the right to vote, and receive all dividends payable in respect of, the Restricted Stock unless and until such Stock is forfeited.

     (C) Long-term Incentive Award. Executive shall be entitled to participate in the Company's Key Employees' Incentive Plan, with a target award opportunity, maximum award opportunity, and multi-year performance goals all to be established by the Committee in its discretion.

     6. Other Benefits.

     (A) Savings and Retirement Plans; Other Executive Compensation Plans. During the Term of Employment, Executive shall be entitled to participate in all qualified and non-qualified savings and retirement plans, and all other compensation and benefit plans and programs that are generally available to other senior executives of the Company.

     (B) Welfare and Fringe Benefits. During the Term of Employment, Executive shall be eligible to participate in all welfare and fringe benefit programs generally available to Company's senior executives.

     (C) Expenses. Company shall promptly reimburse Executive for reasonable business-related expenses he incurs in executing his Duties hereunder that are documented in accordance with Company policies.


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     (D) Vacation. Executive shall receive 4 weeks paid vacation, in accordance with the policies applicable to senior executives of the Company, including any policy relating to accumulation and cash-out of unused vacation.

     7. Termination.

     (A) Due to Executive's Death or Disability. If Executive's employment terminates during the Term of Employment due to his death or Disability, Company shall provide Executive, his estate or beneficiaries, as applicable, with: (i) continuation of Base Salary for three (3) full months following the month containing Executive's Termination Date; (ii) a Pro-rata Annual Bonus; (iii) the right to exercise each outstanding Initial and Subsequent Option for a period of 12 months, all such options to be deemed fully vested and exercisable as of the date of his Termination Date;(iv) payment of the Restricted Stock that has, or would have, vested within 12 months of termination due to death or Disability;
(v) such benefits as Executive may be entitled to under any applicable employee benefit plan or program of the Company including, without limitation, immediate vesting under any qualified or non-qualified retirement or savings plan, and continued participation in any welfare benefit plan, but only to the extent provided under the terms of any plan or policy applicable to senior executive employees; and (vi) any other entitlements described in Section 7(E).

     (B) By Company for Cause; or By Executive for other than Good Reason. If Executive's employment is terminated by Company for Cause, or Executive voluntary terminates service other than for Good Reason, death, or Disability, Company shall provide Executive with: (i) any accrued, but unpaid, Base Salary through the Termination Date; (ii) 30 days to exercise any Options then exercisable on the Termination Date; and (iii) any entitlements described in
Section 7(E). Executive shall not be entitled to any Severance under this Agreement or under any severance program applicable to employees of the Company, or any other benefits hereunder, and shall forfeit all unvested Restricted Stock and any other equity compensation to the extent not then vested or exercisable.

     Company may not terminate Executive's employment for Cause unless Company gives written notice (the "Termination Notice") to Executive of its intent to terminate him for Cause, stating in detail the specific reasons that form the basis for the proposed Termination for Cause. Except for a Termination for Cause pursuant to Section 13(i) or (ii), which will be effective on the date set forth in the Termination Notice, Executive shall have at least 30 days after the Termination Notice is provided to rectify the situation providing grounds for Termination with Cause. If he fails to do so to the satisfaction of the CEO within such 30-day period, Executive shall be terminated for Cause.

     (C) By the Company Without "Cause"; or By the Executive For Good Reason. If Executive's employment is terminated by Company without Cause, other than for death or Disability, or Executive terminates for Good Reason, and such termination is not in either case in connection with a Change of Control, Company shall provide Executive with: (i) continuation of Base Salary for a 12 month period, plus Executive's Target Annual Bonus pro-rated for the portion of the current year during which Executive was actively employed; (ii) the right to exercise each outstanding Initial and Subsequent Option for the ninety (90) day period following the Termination Date to the extent that such Options would be, or become, vested and exercisable during such Period; (iii) payment of the Restricted Stock that would have vested within ninety (90) day period following the Termination Date; (iv) the continuation for the Severance Period of the benefits specified in Sections 6(A) and (B) to which Executive is entitled as of the Termination Date (or, if such benefits are not available, or cannot be provided due to applicable law, a lump sum amount equal to the after-tax economic


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

equivalent thereof; provided that with respect to any benefit to be provided on an insured basis, such value shall be the present value of the premiums expected to be paid for such coverage, and with respect to other benefits, such value shall be the present value of the expected net cost to the Company of providing such benefits); and (v) the entitlements described in Section 7(E). No termination by Company without Cause shall be effective unless Company shall have provided Executive with at least 45 days advance written notice. A failure to renew this Agreement at the expiration of the Executive's Term of Employment upon terms at least as favorable to the Executive as contained herein shall not be considered a termination by the Company Without Cause.

     (D) Termination In Connection with a Change in Control. If Executive's employment is terminated by Company without Cause, other than for death or Disability, or Executive terminates for Good Reason, and in each case such termination occurs within two (2) years following a Change in Control, Company shall provide Executive with: (i) a lump sum amount in immediately available funds equal to two times the Executive's annualized Base Salary, plus two times the Executive's full Maximum Annual Bonus for the year in which the Termination Date occurs; (ii) immediate vesting in, and the right to exercise, each outstanding Initial and Subsequent Option for the Severance Period following the Termination Date; (iii) immediate vesting and payment of Restricted Stock as of the Termination Date; (iv) the continuation for the Severance Period of the benefits specified in Sections 6(A) and (B) to which Executive is entitled as of the Date of Termination (or, if such benefits are not available, or cannot be provided due to applicable law, a lump sum amount equal to the after-tax economic equivalent thereof; provided that with respect to any benefit to be provided on an insured basis, such value shall be the present value of the premiums expected to be paid for such coverage, and with respect to other benefits, such value shall be the present value of the expected net cost to the Company of providing such benefits); (v) immediate vesting in the Company's qualified and non-qualified deferred compensation plans, provided that in the event that full vesting is not permitted with respect to any qualified plan, the Executive shall be paid a lump sum amount in immediately available funds equal to the total amount (if any) of Executive's unvested benefits which are forfeited on account of Executive's Termination of Employment; and (vi) the entitlements described in Section 7(E).

     (E) Other Termination Benefits; No Mitigation Required. In addition to any amounts or benefits payable under this Section 7, Executive shall be entitled
(i) to payment of his Base Salary through the Termination Date; (ii) any payments or benefits provided under the terms of any Company benefit plan, program or policy, or as required by applicable law, and (iii) prompt payment, when due, of all amounts owing under the Agreement. Any COBRA rights that Executive (or any other qualified beneficiary) has shall run concurrently with the health insurance benefit continuation provisions otherwise applicable in this Section 7. The Company agrees that Executive is not required to seek other employment, or to mitigate the amounts payable under this Agreement. No compensation earned from subsequent employment will reduce any amount payable hereunder. However, Executive shall notify Company, within 30 days, of becoming covered under another group health plan of a subsequent employer, and the health benefit coverage provided hereunder will become secondary to any such coverage provided by another employer.

     8. Excise Tax Gross-Up. If any payment to Executive pursuant to this Agreement or any other payment or benefit from the Company, any Affiliate, any shareholder of the Company or any other person is determined to be subject to the excise tax imposed by Section 4999 of the Code or any similar tax payable under any United States federal, state, local or other law (the "Excise Tax"), then Executive shall receive a Tax Gross-Up Payment with respect to all such excise taxes and similar taxes. The "Tax Gross-Up Payment" shall mean an amount payable to the Executive such that, after payment of all federal, state and local taxes on such Tax Gross-Up Payment, there remains


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

a balance sufficient to pay the Excise Tax being reimbursed. The Company's outside auditor (the "Auditor") shall determine whether any payment under this Agreement is subject to an Excise Tax and, if so, the amount and timing of the Tax Gross-Up Payment.

     9. Non-Compete; Non-Solicitation; Confidentiality and Non-Disparagement. Executive agrees that:

     (A) Non-compete and Non-solicitation. At no time during the Term of Employment, nor during Severance Period following Executive's Termination Date, will he:

          (i) become employed by, enter into a consulting arrangement with, or otherwise agree to perform personal services for a Competitor;

          (ii) manage, acquire an ownership interest in, participate in the management or ownership of, or otherwise be connected in any material manner with a Competitor, provided, however that nothing herein shall prevent Executive from acquiring up to 5% of any class of outstanding equity securities of any company whose equity securities are regularly traded on a national securities exchange or in an "over-the-counter market";

          (iii) directly or indirectly employ, or seek to employ or secure the services in any capacity of, any person employed at that time by Company or any of its Affiliates, or otherwise encourage or entice any such person to leave such employment;

          (iv) solicit any customers or vendors of Company on behalf of, or for the benefit of a Competitor.

     (B) Non-disclosure. At no time during the Term of Employment, nor thereafter, will Executive, without prior written consent of Company, divulge, disclose or make accessible to any person or entity any confidential non-public document or information concerning the business or affairs of the Company that he has acquired in the course of his employment hereunder, except (i) to the Company or to any authorized (or apparently authorized) agent or representative of Company, (ii) in connection with performing his Duties under this Agreement, or (iii) when required to do so by law or by legal process. These restrictions shall not apply to any document or information (i) that has previously been disclosed to the public, or is in the public domain, other than as a result of the Executive's breach of this covenant or (ii) is known or generally available within any trade or industry of Company.

     (C) Non-disparagement. At no time during the Term of Employment, nor thereafter, will Executive knowingly make any written or oral statement that disparages Company or its Affiliates in communications with any customer, client, or the public.

     Executive acknowledges that the restraints of this Section 9 are reasonable and that monetary damages would not provide an adequate remedy for the Company in the event of a breach of this Section. Executive thus agrees that Company is entitled to an injunction preventing such breach, in addition to any other legal remedies Company may have. Further, if a court with jurisdiction determines that any restraint contained in this Section is unenforceable, then the provisions of this Section shall be deemed amended to the extent necessary to render them enforceable.

     10. Cooperation. Following his Termination Date, Executive will cooperate with, and assist, the Company to ensure a smooth transition in management and, if requested by Company, will


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

make himself available to consult during regular business hours at mutually agreed upon times for up to a 3 month period thereafter. At any time following his Termination Date, Executive will provide such information as Company may reasonably request with respect to any Company-related transaction or other matter in which the Executive was involved in any way while employed by Company. Executive further agrees, during the Term of his Employment and thereafter, he will assist and cooperate with Company in connection with the defense or prosecution of any claim that may be made against, or by, Company or its Affiliates, in connection with any dispute or claim of any kind involving Company or its Affiliates, including providing testimony in any proceeding before any arbitral, administrative, judicial, legislative or other body or agency. Executive shall be entitled to reimbursement for all properly documented expenses incurred in connection with rendering services under this Section, including, but not limited to, reimbursement for all reasonable travel, lodging, meal expenses, and legal fees, and Executive shall be entitled to a per diem amount for his services equal to his then most recent annualized Base Salary under this Agreement, divided by 240 (business days).

     11. Indemnification; D&O Insurance.

     (A) Indemnification. Company shall, to the fullest extent legally permitted or authorized by the Company's Articles of Incorporation, By-laws or Board resolutions or by the laws of the State of Delaware, indemnify Executive against any judgements, fines, penalties, settlement amounts and reasonable costs and expenses actually incurred (including legal fees) if he is made a party, or is threatened to be made a party, to any proceeding (i) by reason of the fact that he is or was an officer, director, officer, employee, or agent of Company or its Affiliates or (ii) if any claim is made or threatened relating to Executive's service hereunder or in any of the foregoing capacities. Company shall advance to Executive all costs and expenses incurred by him in connection with any such proceeding or claim within 20 days after receiving written notice requesting such an advance. Such notice shall include, to the extent required by applicable law, an undertaking by Executive to repay the amount advanced if he ultimately is determined not to be entitled to indemnification against such costs and expenses.

     (B) D&O Insurance. During the Term of Employment and for a period of six years thereafter, the Company, or any successor to the Company resulting from a Change of Control, shall keep in place a directors' and officers' liability insurance policy (or policies) providing comprehensive coverage to Executive to the extent that Company provides such coverage for any other senior executive or director.

     12. Miscellaneous.

     (A) Arbitration. The parties agree to submit any and all disputes arising from or relating to this Agreement to arbitration in Connecticut (including, without limitation, disputes under Title VII, the ADEA, the ADA and analogous State laws) in accordance with the American Arbitration Association's National Rules for Resolution of Employment Disputes. The determination of the arbitrator(s) will be conclusive and binding on Company and Executive, and judgment upon the award rendered may be entered by a court with jurisdiction. The Company will pay the expenses of such arbitration (e.g., filing fees and the cost of the arbitrator), and each party will separately pay for their counsel fees. Notwithstanding the foregoing, however, in the event that Executive is the prevailing party, Company shall reimburse Executive his reasonable expenses including, without limitation, attorneys' fees, fees and expenses payable to witnesses, and transcription costs.


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

     (B) Release. The payments provided in Section 7(C) and (D) are intended as enhanced severance for a termination by the Company without Cause, or a Termination by the Executive for Good Reason. As a condition of receiving such payments, Executive shall first execute and deliver a general release of all claims against Company, its Affiliates, agents and employees (other than any claims or rights pursuant to employment agreement, or equity and employee benefit plans) in form and substance satisfactory to Company.

     (C) Governing Law. This Agreement shall be governed by and construed in accordance with the laws of Connecticut, without reference to principles of conflict of law.

     (D) Entire Agreement. This Agreement contains the entire understanding and agreement between the parties concerning the subject matter hereof and supersedes all prior agreements, understandings and negotiations with respect thereto, whether written or oral.

     (E) Tax Withholding. Company may withhold such federal, state and local taxes from any amounts payable hereunder as may be required to be withheld under applicable law or regulation. In the case of Options and Restricted Stock, Executive may pay such withholding tax obligations pursuant to any method permitted under the terms of Company's Stock Plan.

     (F) Severability. If any provision or portion of this Agreement is determined to be invalid or unenforceable, the remaining provisions of the Agreement shall remain in force, and shall be construed in a manner so as to effect the purposes of this Agreement to the fullest extent permitted by law.

     (G) Amendment; Waiver. This Agreement may be amended only in a writing signed by both parties. The failure of a party to insist upon strict adherence to any term of this Agreement on any occasion shall not be considered a waiver of such party's rights or deprive such party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement.

     (H) Assignment; Successors. Company may not assign its rights and obligations under this Agreement without the prior written consent of Executive except to a successor of Company's business which expressly assumes Company's obligations hereunder in writing. In the event of any sale of assets or liquidation of the Company, the Company shall use its best efforts to cause such assignee or transferee to expressly assume this Agreement. This Agreement shall be binding upon and inure to the benefit of Executive, his estate and beneficiaries, Company and the successors and permitted assigns of Company. Executive may not assign, transfer, alienate or encumber any rights or obligations under this Agreement, except by will or operation of law, and provided that he may designate beneficiaries to receive any payments permitted under the terms of Company's benefit plans.

     (I) Beneficiaries. If Executive dies after having become entitled to any payments under this Agreement and prior to having received all amounts owed, any amounts remaining unpaid at his death shall be paid to his designated beneficiary or, if none is designated, to his estate.

     (J) Captions. Captions and headings in this Agreement are for convenience of reference only and do not constitute a part of the Agreement.

     (K) Notices. All notices shall be in writing and deliver by hand, by nationally-recognized delivery service that guarantees overnight delivery, or by prepaid registered or certified mail, addresses as follows:


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

If to the Company:       Imagistics International Inc.
                         100 Oakview Drive
                         Trumbull, CT 06611
                         Attn: Chairman and CEO
                         Facsimile #: 203-365-7497


If to the Executive:     Joseph W. Higgins
                         17 Spring Valley Road
                         Ridgefield, Connecticut 06877

                         (with a copy to the Executive at the Company's address)

     13. Definitions.

     (A) "Affiliate" means (i) any entity that, directly or indirectly controls, is controlled by, or is under common control with, the Company, or (ii) any entity in which the Company has a significant equity interest, as determined by the Committee.

     (B) "Cause" means the Executive has: (i) been convicted of a felony or entered into a plea of nolo contendre with respect thereto, or has been convicted of a misdemeanor involving an act of dishonesty or moral turpitude;
(ii) committed fraud, embezzlement or other dishonesty or breach of business ethics against the Company, or breached his duty of loyalty to the Company;
(iii) willfully disobeyed the directions of the Board or the CEO to adhere to the policies or practices of the Company; or (iv) breached this Agreement in any material respect, if such breach remains uncured, as provided for in Section 7(B).

     (C) "Change of Control" shall have the same meaning as that given the term in Company's Stock Plan, as amended from time to time; provided, however, that
(I) if Executive agrees in writing in advance, then no Change of Control shall be deemed to occur hereunder; and (II) regardless of the definition contained in the Stock Plan, a Change of Control shall be deemed to occur if the Board, in its discretion, so determines by a vote of a majority of the then Board members.

     (D) "Committee" means the Executive Compensation and Development Committee of the Board.

     (E) "Competitor" means a business that directly, or indirectly competes to a material extent, whether domestically or internationally, with any line of business of the Company or its Affiliates that was operated by the Company or its Affiliates at the Termination Date, or any business identified as of the Termination Date, for introduction into the marketplace pursuant to the strategy most recently approved by Company senior management, including, without limitation, any business engaged in the development, manufacture, or distribution (including sales, leasing or rental) of copier equipment, facsimile equipment, or desktop or network printers.

     (F) "Disabled" means having been determined to be totally disabled under the terms of the Company's Long-term Disability Plan.

     (G) "Pro-Rata" shall mean a fraction, the numerator of which is the number of days that the Executive was employed in the applicable performance period (a fiscal year in the case of an


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Annual Bonus) and the denominator of which shall be the number of days in the applicable performance period.

     (H) "Pro-rata Annual Bonus" means (a) the product of the amount of the Target Annual Bonus to which Executive would have been entitled if he had been employed by the Company on the last day of the year that includes the Termination Date and if Executive had achieved his Target Performance Goals for such year, multiplied by (b) a fraction of which the numerator is the numbers of days which have elapsed in such year through the Termination Date and the denominator is 365.

     (I) "Severance Period" means the period of Base Salary continuation provided for in Section 7(C) or (D), whichever is applicable. Where Base Salary is paid in a single sum, the Severance Period shall be the number of months over which such Base Salary would be attributable if received ratably.

     (J) "Termination by Executive for Good Reason" means termination by Executive of his employment on 45 days' written notice given by Executive to Company following the occurrence, without his prior written consent, of any of the following events, unless the Company fully cures all grounds for such termination within 30 days after the Executive's notice:

     (i) any reduction in his Base Salary or any reduction in his Annual Bonus opportunity;

     (ii) any material failure to timely honor any equity or long-term incentive award unless such award is replaced with compensation of equal value, or any other material breach of any of the Company's obligations, representations or warranties in this Agreement;

     (iii) the assignment to him of duties that are materially diminished or inconsistent with his position and status as an Executive Officer of the Company;

     (iv) following any Change in Control, any relocation of Company's principal office, or of Executive's own office as assigned to him by the Company, to a location more than 50 miles from Trumbull, Connecticut or any significant change in his business travel obligations from those existing immediately prior to the Change in Control;

     (v) following any Change in Control, any failure by Company to continue Executive's participation, at substantially equivalent benefit levels, in any compensation plan or program in which Executive participated immediately prior to such Change in Control and which is material to Executive's total compensation, unless an equitable arrangement (embodied in an ongoing substitute or alternative plan) has been made with respect to such plan; or

     (vi) the failure of Company to obtain the assumption in writing of its obligation to perform this Agreement by any successor to all or substantially all of the assets of the Company within fifteen (15 ) days after a merger, consolidation, sale or similar transaction.

     (K) "Termination Date" means the date on which the Executive is terminated under Section 7, as determined by the CEO.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first set forth above.


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

                                        IMAGISTICS INTERNATIONAL INC.

                                        By: /s/ Marc C. Breslowsky
                                           ------------------------------
                                        Title: Chairman and CEO


                                        Joseph W. Higgins
                                         /s/ Joseph W. Higgins
                                        ---------------------------------


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